UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-35765

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

 (Translation of registrant’s name into English)

Suite 2600, South Tower

Royal Bank Plaza

200 Bay Street

Toronto, Ontario,

Canada M5J 2J1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 are the Interim Management Report of Fund Performance and Unaudited Interim Financial Statements as of March 31, 2024 of Sprott Physical Platinum and Palladium Trust (the “Trust”).

Exhibit 99.1 is hereby incorporated by reference into the Trust’s Registration Statement on Form F-10 (File No. 333-266898), filed with the Securities and Exchange Commission on August 16, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

(Registrant)

By Sprott Asset Management GP Inc.

as general partner of

the manager of the Registrant

	By:	/s/ Kevin Hibbert
Kevin Hibbert
Director

Dated: May 22, 2024

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